                                        Filed by Webvan Group, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                        Subject Company: HomeGrocer.com, Inc.
                                        Commission No. 000-29789





                               SLIDES USED DURING
                             INVESTOR PRESENTATIONS

                                     WEBVAN

        -    Enormous market opportunity ... and Growing

        -    Total shopping experience ...Same Day

        -    Unique, proprietary distribution system ...+Alternative

        -    Highly scalable business ...A Learning Organization

        -    Superior, attractive financial model ...It Works

        -    Experienced management team ...Getting Better

                                                                   [WEBVAN LOGO]

                               THE WEBVAN MISSION

                         "THE LAST MILE FOR E-COMMERCE"

                       [GRAPHIC OF WEBVAN DELIVERY TRUCK]

                                                                   [WEBVAN LOGO]

                           TOTAL SHOPPING EXPERIENCE




                [DIAGRAM COMPARING WEBVAN TO "TODAY'S E-TAILER"
                FROM SALES ORDER AND FULFILLMENT TO DELIVERY AND
                               CUSTOMER SERVICE]




                                                                   [WEBVAN LOGO]

                           WEBVAN'S VALUE PROPOSITION




                                   [DIAGRAM]
                 CHOICE, CONVENIENCE, HIGHEST QUALITY PRODUCTS,
                               COMPETITIVE PRICES




                                                                   [WEBVAN LOGO]

                               REVOLUTIONARY ORDER
                                FULFILLMENT MODEL

                                    [GRAPHIC]
                                    WEBSTORE


              [GRAPHIC]                                     [GRAPHIC]
              Customers                                         DC


               [GRAPHIC]                                  [GRAPHIC]
                  Van                                       Truck


                                    [GRAPHIC]
                                     Station

                                                                   [WEBVAN LOGO]

                               WEBVAN OPPORTUNITY
                           U.S. MARKET $1.6 TRILLION

Scale and Efficiency...    ...Expanded Customer Base...    ... Broader Offering

  [PIE CHART SHOWING         [PIE CHART SHOWING          [PIE CHART SHOWING
GROCERY/DRUG OFFERINGS]   WEBVAN@WORK AND GROCERY/     SERVICES, WEBVAN@WORK
                               DRUG OFFERINGS]       AND GROCERY/DRUG OFFERINGS]


     Market Size                  Market Size                Market Size
        $655B                       $800B                       $1.6T

                                                                  [WEBVAN LOGO]

                                  [WEBVAN LOGO]

                                 GROCERY MODEL

                            POWERFUL BUSINESS MODEL -
                                     GROCERY

                                       WEBVAN        BEST IN CLASS
                                       ------          -------
Revenues                               $ 300M          $ 16.7M

Gross Margin                              32%              32%

 Distribution Center &  G&A                 %               7%

 Store                                    --               18%

 Delivery                                  %              --

Total Operating Expenses                  20%              25%

Operating Margin                          12%               7%

Rev per Cap Ex $                         9.4x             3.5x

                                                                   [WEBVAN LOGO]

                              CUSTOMER REQUIREMENTS

           [BAR GRAPH]
         ACTIVE CUSTOMERS                         STEADY STATE METRICS
         ----------------                         --------------------

                       160,000              Orders/Day              8,000

             87,000                         Operational Days            7

  47,000                                    Order Size             $  103

     Q4        Q1         Q2

                                                                   [WEBVAN LOGO]

                         BAY AREA - CUSTOMER FREQUENCY

REGISTRATION -- TRIAL -- REPEAT  -- INCREASE SIZE AND PROFIT -- REWARD AND REFER

         STRANGERS -- CUSTOMERS -- FRIENDS -- LOYALISTS -- EVANGELISTS

            [BAR GRAPH SHOWING INCREASES IN EACH CATEGORY ABOVE FROM
                            Q3 99 TO Q4 99 TO Q1 00]



                                                                   [WEBVAN LOGO]

                                 ORDER SIZE RAMP

          [BAR GRAPH]
    STANDARD AREA MODEL - BAY                        ORDER SIZE LEVERS
    -------------------------                        -----------------

                       $103.0                       o Customer Mix

             $97.0                                  o Category Management

    $90.3                                           o Expand Product Offering

      Q1       Q2      Model


                                                                   [WEBVAN LOGO]
12

                               GROSS MARGIN TARGET

            [BAR GRAPH]
         STANDARD AREA MODEL                         GROSS MARGIN LEVERS
         -------------------                         -------------------

                       32.0%                     Strategic Alliances     +3-5%

              28.3%                              Product Mix             +1-3%

     25.4%                                       Reduced Spoilage        +2-3%

      Q1      Q2      Model                      Scale                   +1-3%


                                                                   [WEBVAN LOGO]

                               TECHNOLOGY ENABLES
                              HIGH INVENTORY TURNS

            [BAR GRAPH]
          INVENTORY TURNS                              TURNS LEVERS
          ---------------                              ------------

               26.4                                 Virtual Inventory

      25.0
                                                    Cycle Compression
                        24.0

       Q1       Q2      Model                       Predictability


                                                                   [WEBVAN LOGO]

                                   Key Metrics

                        ----------------------
                           Q1            Q4
                        ----------------------
Revenue (million)       $  28.3       $  16.3

                        ----------------------
Active Customers        160,000        87,000

                        ----------------------
Average Order Size      $ 91.00       $ 90.33

                        ----------------------
Repeat Order Rate            78%           78%

                        ----------------------
Gross Margin                 28%           25%

                        ----------------------
Inventory Turns              26x           25x


                                                                   [WEBVAN LOGO]

                               Strategic Alliances

   Promotion ...
  ----------

                Bay and Atl Combined
                   [LINE GRAPH SHOWING EXAMPLE OF A PROMOTION OVER TIME]

                       ... Payoff
                           ------
              - Creates Customer Penetration

                      - New Way to Shop

              - Creates Customer Value

                      - Trusted Brands

                      - Easy to Repurchase

              - ROI of Promotion

                      - Increases Volume

                      - Creates Loyalty Over Time


          Relationships with 11 of Top 20 CPG's...18% of Q2 Revenue...
                        Comprehensive Solution...Win/Win



                                                                   [WEBVAN LOGO]

                                  [WEBVAN LOGO]

                                 Beyond Grocery


                                                                   [WEBVAN LOGO]

                                 Beyond Grocery

-   Capitalize on Loyal Grocery Customers
-   Leverage Existing Assets and Marketing
    $$s
-   Expand Market ...+$400 Billion
    Opportunity
-   Smooth Demand and Create Operating
    Efficiencies


                                                                   [WEBVAN LOGO]

                              Leveraging Our Asset

  The Investment ...                                   ... The Opportunity
       Investment       $30-35(*)
                                                            Bay Area Market
       Cust Acq.        $15-20
                        ------

        Total           $45-55
                                                                 w@w

        Distribution Center     ... Leverage Competencies
                                                               Satellite   $11B
                                ... Expand Served Market
                                                               Last Mile
                                                            --------------------
  - Grocery Model
                                                                  Drug
          -  Frequent Contact   [ARROW TO RIGHT]
          -  Pick Capacity                                        HMR
          -  Delivery Infra.
                                                                            $14B
                                                                Grocery

       Technology Platform

            Expanded Market Size ... Align Capacity with Opportunity

    (*)Estimated  average cost of constructing/equipping 26 DCs
                                                                   [WEBVAN LOGO]

                              Last Mile Opportunity

WEBVAN         HOME           APPAREL        CONSUMER       TOYS      BOOKS     PETS   MUSIC
MARKET         IMPROVEMENT                   ELECTRONICS
$655B          $120B          $100B          $75B           $30B      $30B      $25B   $20B

            -  Operational Efficiency/Density
            -  Frequency of Contact
            -  Build Customer Relationships


           Additional Market Opportunities: $400 Billion

                                                                   [WEBVAN LOGO]

                          Satellite Launch - Sacramento


[CALIFORNIA STATE MAP]
85 Miles - 2 Hour Drive                             Bay Area   Sacramento
                                                    --------   ----------

                         - Market Size               $10.5B      $5.2B
                         - #HH                         2.5M       1.1M
                         - Target Demo (>$60K)          50%        40%
                         - Service Area (Sq. Miles)    800        211
                         - Target HH Density         1,641      1,792
                         - Delivery Hours               15          7
                         - Days per Week                 7          5

                Expand Served Market ...Cherry Pick Areas Served
              Leverages Infrastructure ...Limited Incremental Cost
                      Smooths Demand...Day-to-Day Variation


                                                                   [WEBVAN LOGO]

                         Satellites - National Presence


                                                  Mkt Size              HH's
                                                  --------              ----
2000 Coverage - 6 DC's                             $38.1B              10.5M
      - Satellites
           - Philadelphia...from Balt.             $11.3B               2.7M
           - Wash. DC...from Balt.                  $8.5B               2.0M
           - Sacramento...from Bay Area             $5.2B               1.1M
           - Portland...from Seattle                $3.7B               1.0M
           - Charlotte...from Atlanta               $3.3B               859K
           - Milwaukee...from Chicago               $3.2B               800K
           - New York...from N.J.                    ???                ???

      - Total Satellite Coverage                   $35.2B               8.5M
      - Increase in Mkt. Coverage                     92%                81%


        Significant Opportunity   ...  Working Interstate Challenges
                 eg., Regulated SKU's        Local Brands/Pricing



                                                                   [WEBVAN LOGO]

                                  Webvan @ Work

Web Store
                                   Consumer      Business
                                   --------      --------

[WEBVAN@     - Active Customers      100K           3K
WORK LOGO]   - Shopping Frequency            15%more often
             - Avg. Order Size       $90          $higher

              Expand Served Market ...Attractive Value Proposition
             Efficient Marketing $ ... Access Customer Employee Base
               Leverage Infrastructure...Limited Incremental Spend


                                                                   [WEBVAN LOGO]

                           Productivity - Eliminating
                                    Variation

           Satellites...                          Webvan@Work
      Day-to-Day Variation                ...Hour-to-Hour Variation

                                            % Total Channel Orders
           Sacramento
        Orders per Day

       [BAR GRAPH SHOWING DELIVERY                                 [BAR GRAPH SHOWING WEBVAN@WORK
TO SACRAMENTO ON SPECIFIED DAYS OF THE WEEK                   DELIVERIES AT SPECIFIED TIMES OF DAY TO
TO UTILIZE CAPACITY DUE TO DEMAND VARIATIONS]                UTILIZE CAPACITY DUE TO DEMAND VARIATIONS]

          Capacity                                     Capacity



                                                                   [WEBVAN LOGO]

                               [WEBVAN.COM LOGO]

                               National Footprint


                                                                   [WEBVAN LOGO]

                               National Footprint

                                                       Top 15 Markets
  Grocery & Drugstore Market = $655Bn             Market              Size ($Bn)
  -----------------------------------       -------------------       ----------
          [BAR GRAPH]                       New York/New Jersey           $37
 TIER 1(1-26)=48%                           Los Angeles                    29
 TIER 2(27-130)=39%                         Chicago                        17
 TIER 3 = 13%                               San Francisco                  14
                                            Philadelphia                   14
                                            Washington DC                  10
                                            Detroit                        10
                                            Boston                         12
                                            Dallas                         11
                                            Atlanta                         9
                                            Seattle                         8
                                            Houston                         8
                                            Denver                          7
                                            Orange County                   5
                                            Baltimore                       5

                                            TOP 15 MARKETS               $196

                                            - 13 markets by end of `00
                                            - 15 markets by June `01
                                            - 26 markets by end of `02 ??

      - Webvan will cover 50% of the Grocery and Drug market by the end of
                       2002 ... Capital Market Dependent!


                                                                   [WEBVAN LOGO]

                             HomeGrocer Acquisition

-  Leverages Market Presence
-  Consolidates the Industry
-  Improves Operational Flexibility/
   Execution
-  Leverages Human Resource Talent
   Base
-  Capitalizes on Synergistic Opportunities


                                                                   [WEBVAN LOGO]

                                Combined Presence

[US MAP WITH THE FOLLOWING GEOGRAPHIC AREAS INDICATED: PORTLAND, SEATTLE, SACRAMENTO, SAN FRANCISCO, ORANGE COUNTY, LOS ANGELES, SAN DIEGO, DALLAS, CHICAGO, NEW JERSEY/NYC/CT, BOSTON, BALTIMORE, WASHINGTON, D.C., ATLANTA]



                                                                   June '01
                                                                   --------
                                                               - 15 Markets(*)

                                                               - Mkt.Size: $133B


                                                               - 33 million HH's





                                                  (*)Facilities in 12 markets
                                                     if capital for 2 more DCs


                                                                   [WEBVAN LOGO]

                                Atlanta Update -
                              Learning Organization


                                            Key Metrics
                                            -----------

                                      Bay Area         Atlanta
                                      --------         -------

Customers at Launch                    7500            10,000

Penetration                              32%               44%

Capacity @ Launch                       500              1200

Scale
   - 7 day delivery                   8 Months         Launch
   - 2nd shift                        5 Months       <1 Month

1,000 Orders per Day                  4 Months         2 Weeks

Last Mile SKU's @ Launch                1000            2000




                                                                   [WEBVAN LOGO]

                                     Webvan

- Enormous market opportunity ... and Growing
- Total shopping experience...Same Day
- Unique, proprietary distribution system ...+Alternative
- Highly scalable business ...A Learning Organization
- Superior, attractive financial model ...It Works
- Experienced management team ...Getting Better



                                                                   [WEBVAN LOGO]

                                  [WEBVAN LOGO]
33

                               National Footprint

          [PYRAMID CHART]

                Launch

LOCAL                              - National branding, local flavor
             Customer Acq.

                                         - CPG and Wholesaler alliances
              Merchandise
NATIONAL                                     - Real Estate contracts
             Infrastructure                  - Bechtel relationship
                                                  - Scalable
          Technology Platform                     - Replicable



                                                                   [WEBVAN LOGO]

                            Combined Market Presence

                                                                                           Rollout Plan - Next 12 months(June 30)
                                     Number of          Total Grocery &                  ------------------------------------------
                                  Households With         Drugstore       % of Adults         Webvan       Robin  Combined Presence
   Rank          DMA            Income > $75k (000s)        Market           Online       'Thru June '01   -----  ------------------
   ----          ---            --------------------        ------           ------       --------------
    1      New York/New Jersey               1,879           $37              44%               X                         X
    2      Los Angeles                       1,057            29              49%               X(2)         X            X
    3      Chicago                             861            17              45%               X            X(2)         X
    4      San Francisco                       717            14              56%               X            X(2)         X
    5      Philadelphia                        636            14              42%
    6      Washington DC                       575            10              60%               X            X(2)         X
    7      Boston                              555            12              47%               X                         X
    8      Detroit                             442            10              39%
    9      Dallas                              425            11              50%               X(2)         X            X
   10      Atlanta                             395             9              45%               X            X(2)         X
   11      Houston                             366             8              49%                            X
   12      Seattle                             345             8              53%               X            X            X
   13      Minneapolis                         325             8              45%
   14      Denver                              277             7              49%               X
   15      Orange County                       262             5              49%               X(2)         X            X
   16      Cleveland                           253             7              37%
   17      Hartford                            232             5              41%
   18      Baltimore                           220             5              46%
   19      Phoenix                             214             7              43%
   20      Miami                               201             7              41%
   21      St. Louis                           200             6              41%
   22      Portland                            190             5              48%                            X(1)          X(1)
   23      Tampa/St Pete                       188             7              37%
   24      San Diego                           187             5              47%                            X
   25      Sacramento                          182             6              46%               X(1)                       X(1)
   26      Indianapolis                        177             5              42%
   27      Milwaukee                           166             4              39%

                                                            $283                                  (1) Satellite Location
                     National Average (Top 50)                                43%
                                                                                                  (2) Behind first mover


          Expands served market by 190% immediately....88% in 12 months
                             Rationalizes resources
            Provides alternative design for faster rollout option in
                          critical/second tier markets



                                                                   [WEBVAN LOGO]

                                 Target Customer

  Average Consumer Spending Per           Avg. HH's in Top 30 Mkts.
  -----------------------------           -------------------------
             Year
             ----                              Income > $75K
                                               -------------
                                               [BAR GRAPH SHOWING THAT 45% OF
          [BAR GRAPH]                          THE 400,000 AVERAGE HOUSEHOLDS
                                               IN TOP 30 MARKETS THAT HAVE
                                               INCOME GREATER THAN $75,000 ARE
                                               INTERNET CONNECTED.]
             AVG. CONSUMER   CONSUMER >$75K
GROCERY      $3,425          $5,480
DRUG         $  770          $1,230
HMR          $  805          $1,290

                                                                   [WEBVAN LOGO]

                                Acquisition Costs


             Cost ...                       ... Payback(*)
             --------                       --------------

                                 (*)For Target $5000/year customer and 12% EBIT
                                              [LINE GRAPH]

                                                                 Q3        Q4        Q1        Q2
                              INCREMENTAL PROFIT                 >$15      >$35      >$45      $50
                              PAYBACK-MONTHS                     > 14      >  4      >  4     >  2

           [BAR GRAPH]

Q3        Q4        Q1        Q2
$250      >$150     >$200     >$125



            Strong Customer Growth ... Increased Brand Recognition...
                      More Efficient Spend ... Evangelists


                                                                   [WEBVAN LOGO]

THE FOREGOING COMMUNICATION IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE EXCHANGE ACT OF 1934. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER OF SALES OF SECURITIES. SHAREHOLDERS OF HOMEGROCER.COM, INC. AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY WEBVAN GROUP, INC. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBVAN GROUP, INC. AND HOMEGROCER.COM, INC. THROUGH THE CONTACTS LISTED BELOW. COPIES OF THE DOCUMENT FILED HEREWITH MAY BE OBTAINED FROM THE CONTACT AT WEBVAN GROUP, INC. LISTED BELOW.


CONTACTS:

Bob Okunski
Webvan Group, Inc.
650.627.3944

Dan Lee
HomeGrocer.com
425.201.7848